SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: April 30, 2004	By:	/s/ John Bennett [Print] Name: John Bennett Title: Chief Executive Officer

For Immediate Release

BENNETT ENVIRONMENTAL INC. ANNOUNCES NORMAL COURSE ISSUER BID

Oakville, Ontario, April 21, 2004 – Bennett Environmental Inc. announced today that it has received Toronto Stock Exchange approval to a Notice of Intention to commence a Normal Course Issuer Bid through the facilities of the TSX, permitting Bennett Environmental Inc. to repurchase for cancellation up to 900,000 of the 18,305,739 common shares that were issued and outstanding as at March 31, 2004. Bennett Environmental believes that the market price of the shares does not fully reflect the value of its business and its future business prospects and represent an attractive investment opportunity, and that consequently purchases under the bid will enhance long-term value for its remaining shareholders.

The bid will commence on April 26, 2004 and run until the earlier of the date on which purchases under the bid have been completed and April 25, 2005.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contract Rick Stern or Al Bulckaert at the Oakville office (905) 339-1540.

Note for Investors:

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of various factors, many of which are beyond the Company’s control. Discussions of the various factors that may affect future results are contained in the Company’s filings with the Securities and Exchange Commission and Ontario Securities Commission.

Bennett Environmental Press Release	Page 1 of 1 PR 140 – 2004 04 21

For Immediate Release

Bennett Environmental Invites You to Join Its
First Quarter 2004 Results Investor Call

Oakville, Ontario, April 22, 2004 – Bennett Environmental Inc., a North American leader in the high temperature treatment of contaminated soils, invites you to listen to its conference call via a live teleconference on Thursday, April 29th, 2004 at 14:00 Eastern Time. In conjunction with Bennett Environmental’s first quarter 2004 earnings release, senior management will discuss the quarter’s financial and operating results.

Date:	Thursday, April 29th, 2004

Time:	14:00 Eastern Time

Dial In Number:	1-888-359-6744

If you are unable to participate in the live teleconference, a rebroadcast will be made available on Bennett Environmental’s website at:

http://www.bennettenv.com/cgi/investor

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Rick Stern at the Oakville office at (905) 339-1540.

Bennett Environmental Press Release	Page 1 of 1 PR 141 – 2004 04 22

For Immediate Release

Bennett Environmental Announces Small Q1 Loss

Oakville, Ontario, April 29, 2004 – Bennett Environmental Inc. announces a loss in its first quarter ended March 31, 2004 of $0.4 million, or $0.02 per fully diluted share compared to earnings in the same quarter a year ago of $3.1 million or $0.17 per fully diluted share. Revenues were $8.9 million versus $12.1 million a year earlier.

While volumes processed during the quarter increased to 20,000 tonnes compared to 16,000 tonnes in the first quarter of 2003, soil mix was far less favourable. In addition, our plant in Saint Ambroise, Quebec experienced an unplanned shutdown due to a lack of soil available for processing. Administrative and business development expenses increased to $3.1 million in the quarter from $2.0 million in the same period a year ago as we continue to staff up in anticipation of the start-up of our Belledune, New Brunswick facility. There were also additional legal and other costs related to permitting for the Belledune plant.

“The quarter is a great disappointment and our second quarter will not be easy either,” said Allan Bulckaert, President and CEO. “But I don’t believe these kinds of results are indicative of Bennett’s longer term performance. I am just as positive today about Bennett’s prospects as I was when I accepted this position two months ago. The company’s fundamentals remain sound and while there are clear areas for process and business improvements, I see the current period as more of an anomaly in Bennett’s long-term progress.”

On March 29, the Company advised shareholders that first quarter earnings would be significantly lower than expected due to the processing of high volumes of low margin soil, primarily from the Saglek, Labrador project. While the Saglek project is profitable for Bennett, revenue recognition for soil processing is lower than on other aspects of the project, such as site clean up and shipping. Normally, the Company is able to process a more optimum mix of soils, increasing revenues on the same cost base. However, a shortage of other soils during the first quarter was compounded by delays in shipping of higher margin material from two larger customers. The Company still expects to receive the same volume of contaminated soil from these customers, with shipments at a later date than originally expected. Upon resumption of normal deliveries, the Company expects a return to historical margins.

“Our challenge is to ensure we have a constant flow of material from a variety of projects throughout the year and to fill our storage facilities by year-end,” said Mr. Bulckaert. “Only by ensuring that we have an ample inventory of soil available, can we reduce the risk of unscheduled plant shutdowns and better manage overall margins.”

The Company’s plant at Saint Ambroise has been shut down since the end of March. A planned two-week maintenance shutdown in July was moved forward and most of this work has been completed. The Company now expects the plant to resume processing in mid-May. Second quarter results will be affected by the shutdown.

Bennett Environmental Press Release	Page 1 of 9 PR 142 – 2004 04 29

For Immediate Release

The Company is in negotiations with the Canadian Department of National Defence for the recovery of extraordinary costs associated with the Saglek project. Negotiations are also continuing on a contract for a second phase of the Saglek project. An announcement on this contract is expected by the end of the second quarter.

“We are confident that we will have adequate volumes for the start-up of Belledune in the third quarter as well as for its continued operation,” said Mr. Bulckaert. “There is no lack of opportunities out there. We are increasing sales staffing and improving our ability to win new business.”

The Company’s operating costs of $5.7 million for the first quarter were higher than the $5.2 million for the same period last year, reflecting higher plant utilization in the quarter. Plant capacity utilization of about 80% was limited by a lack of soil for processing during the quarter.

Administrative and business development costs of $3.1 million compare to $2.3 million in the fourth quarter of 2003 and $2.0 million in the first quarter 2003. Expenditures for insurance, salaries, legal and professional fees comprise the bulk of the increase. Non-recurring expenditures represent about $300,000 of the quarterly total. Amortization and depreciation was $657,337 for the quarter and reflect the increase in depreciation for the new storage facility constructed at the Saint Ambroise plant in mid 2003 and depreciation of assets and operating permits associated with the Eco Logic International purchase in late 2003.

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants for accounting of stock based compensation. These recommendations have been applied retroactively, with restatement of prior periods. In total, stock compensation expense was $169,059 in the quarter versus $180,304 incurred in the comparable quarter last year.

The Company has cash of $23.2 million after the expenditure of $9.4 million for the construction of the new Belledune facility. The Company also has an untapped line of credit of $10 million and has no current plans for its use. Receivable balances of $26.1 million are down slightly from last quarter and are expected to decline significantly in the second quarter due to the payment of outstanding invoices by the Government of Canada as part of the payment schedule for the Saglek Labrador project. The balance of outstanding shares at March 31, 2004 was 18,305,739.

Current contract backlog stands at $218 million Can. or $163 million US.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental Press Release	Page 2 of 9 PR 142 – 2004 04 29

For Immediate Release

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Rick Stern at the Oakville office (905) 339-1540.

Note for Investors:

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of various factors, many of which are beyond the Company’s control. Discussions of the various factors that may affect future results are contained in the Company’s filings with the Securities and Exchange Commission and Ontario Securities Commission.

Bennett Environmental Press Release	Page 3 of 9 PR 142 – 2004 04 29

For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
As at March 31, 2004 with comparative figures
As at December 31, 2003

	March 31	December 31
	2004	2003

	(Unaudited)	(Audited)
		(Restated - Note 2)

Assets
Current assets
Cash and cash equivalents	$23,231,571	$12,586,353
Accounts receivable	26,106,965	29,012,175
Work-in-progress	94,933	151,893
Prepaid expenses and other	3,238,342	2,154,983

	52,671,811	43,905,404
Investment	534,894	568,193
Property Plant and Equipment	32,617,742	23,779,384
Other assets	7,088,629	6,777,953
Goodwill	646,638	646,638

	$93,559,714	$75,677,572

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$6,107,762	$9,964,937
Income taxes payable	143,400	2,961,632
Current portion of long-term debt	9,569	4,601

	6,260,731	12,931,170
Future income tax liability	2,043,541	2,616,861
Deferred revenue	93,321	814,409
Long-term debt	5,399	417,143
Shareholders’ equity
Share capital	54,925,305	28,397,470
(Common shares outstanding 18,305,739 (March 31, 2003 — 16,648,628))
Contributed surplus	1,267,517	1,201,776
Retained Earnings	28,963,900	29,298,743

	85,156,722	58,897,989
	$93,559,714	$75,677,572

See accompanying notes to consolidated financial statements.

Bennett Environmental Press Release	Page 4 of 9 PR 142 – 2004 04 29

For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Operations and Retained Earnings (Deficit)
(Unaudited)
(Expressed in Canadian dollars)
For the Three-Month Period Ended March 31, 2004 with comparative figures for the Three-Month Period Ended March 31, 2003

	March 31	March 31
	2004	2003

		(Restated - Note 2)

Sales	$8,942,184	$12,050,113
Interest and other income	120,879	268,280

	9,063,063	12,318,393
Expenses
Operating costs	5,682,943	5,174,071
Administration and business development	3,081,986	1,969,629
Amortization	657,337	441,175
Foreign exchange	(3,688)	215,666
Interest expense	25,568	36,714

	9,444,146	7,837,255

Earnings before income taxes	(381,083)	4,481,138
Income tax expense (recovery)
Current	57,765	1,630,172
Future	(104,005)	(63,427)

	(46,240)	1,566,745
Net earnings (loss)	(334,843)	2,914,393
Retained Earnings, beginning of period	29,298,743	11,125,284
Retained Earnings, end of period	$28,963,900	$14,039,677

Basic earnings (loss) per share	$(0.02)	$0.18

Fully diluted earnings (loss) per share	$(0.02)	$0.17

See accompanying notes to consolidated financial statements.

Bennett Environmental Press Release	Page 5 of 9 PR 142 – 2004 04 29

For Immediate Release

BENNETT ENVIRONMENTAL INC.
Consolidated Statement of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)
For the Three-Month Period Ended March 31, 2004 with comparative figures for the Three-Month Period Ended March 31, 2003

	March 31	March 31
	2004	2003

		(Restated - Note 2)

CASH PROVIDED BY (USED IN):
Operations
Net earnings (loss)	$(334,843)	$2,914,393
Items not involving cash
Amortization	657,337	441,175
Equity investment loss	33,299	—
Future income taxes	(104,005)	(63,427)
Stock-based compensation (Note 2)	169,059	180,304
Deferred revenue	(721,088)	—

	(300,241)	3,472,445
Change in non-cash operating working capital
Accounts receivable	2,905,210	(2,087,350)
Work-in-progress	56,960	(53,687)
Prepaid expenses and other	(1,083,359)	(1,437,414)
Accounts payable and accrued liabilities	(3,857,175)	(2,226,669)
Income taxes payable	(2,818,232)	(4,126,755)

	(4,796,596)	(9,931,875)
Financing Activities
Repayments of long-term debt	(406,776)	(263,392)
Share capital, issued for cash	25,955,202	488,715
Repurchase of share capital	—	—

	25,548,426	225,323
Investing Activities
Purchase of capital assets	(9,400,698)	(1,526,398)
Increase in other assets	(405,673)	(61,482)

	(9,806,371)	(1,587,880)
Increase (Decrease) in cash and cash equivalents	10,645,218	(7,821,987)
Cash and cash equivalents, beginning of period	12,586,353	19,267,639

Cash and cash equivalents, end of period	$23,231,571	$11,445,652

See accompanying notes to consolidated financial statements.

Supplementary disclosure of cash flow information:
Cash paid for:
Interest paid	18,090	2,185
Income taxes paid	3,970,000	—

Bennett Environmental Press Release	Page 6 of 9 PR 142 – 2004 04 29

For Immediate Release

Notes to the Consolidated Financial Statements (UNAUDITED)

1.	Basis of Presentation:

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly, do not include all disclosures required for annual financial statements. In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments necessary to present fairly the financial position, results of operations and retained earnings (deficit), and cash flows at March 31, 2004 and for all periods presented, have been made. Interim results are not necessarily indicative of the results for a full year.

These consolidated interim financial statements should be read in conjunction with the December 31, 2003 annual financial statements and notes thereto included in the 2003 Annual Report.

2.	Change in accounting policies:

These consolidated interim financial statements follow the same accounting policies and methods of application as our annual consolidated financial statements, except for the following:

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for stock-based compensation. The amended standard requires recognition of an estimate of the fair value of stock-based awards in earnings. Previously, the Company provided note disclosure of pro forma net income as if a fair value based method had been used.

The amended recommendations have been applied retroactively, with restatement of prior periods. The restatement at January 1, 2004 resulted in an increase to share capital at December 31, 2003 of $493,601 (2002 — $4,498), contributed surplus of $1,201,776 (2002 — $492,077) and a decrease to retained earnings of $1,695,377 (2002 — $496,575). The adjustments represent the total compensation expense which would have been recorded had a fair value based method been used for stock options granted after January 1, 2002 and adjustments for exercised options. Compensation expense related to stock options for the three months ended March 31, 2004 is $169,059 (March 31, 2003 — $180,304).

Bennett Environmental Press Release	Page 7 of 9 PR 142 – 2004 04 29

For Immediate Release

	As previously
	Reported	Adjustment	Restated

As at December 31, 2002:
Retained Earnings	$11,621,859	$(496,575)	$11,125,284
Share Capital	23,882,001	4,498	23,886,499
Contributed Surplus	—	492,077	492,077

As at December 31, 2003:
Retained Earnings	30,994,120	(1,695,377)	29,298,743
Share Capital	27,903,869	493,601	28,397,470
Contributed Surplus	—	1,201,776	1,201,776

3 months ended March 31, 2003:
Admin. and business development	1,789,325	180,304	1,969,629
Net Earnings	3,094,697	(180,304)	2,914,393
Basic earnings per share	0.19		0.18
Fully diluted earnings per share	0.18		0.17

3.	Share capital:

a.	The issued share capital of the Company is as follows:

	Common	Amount

		(Restated – Note 2)

Balance at December 31, 2003	17,145,789	$28,397,470
Issued during the three months ended March 31, 2004 for:
Exercise of options for cash	159,950	1,353,735
Stock-based compensation related to exercise of options		103,318
Shares issued for Private Placement	1,000,000	26,000,000

	18,305,739	55,854,523
Share issuance cost		(1,398,533)
Future income tax recovery		469,315

Balance at March 31, 2004	18,305,739	$54,925,305

Bennett Environmental Press Release	Page 8 of 9 PR 142 – 2004 04 29

For Immediate Release

b.	Stock option activity for the three months ended March 31, 2004 is as follows:

Shares

Outstanding, December 31, 2003	1,120,602
Exercised	(159,950)

Outstanding, March 31, 2004	960,652

4.	Financial Statement Review:

An Interim review of the Company’s financial statements has been performed by KPMG.

Bennett Environmental Press Release	Page 9 of 9 PR 142 – 2004 04 29